1. Name and Address of Reporting Person
   Hart, Michael E.
   7181 Longview Drive
   Niwot, CO 80503
2. Issuer Name and Ticker or Trading Symbol
   Allos Therapeutics, Inc. (ALTH)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   01/17/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               2000           D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0.5645                                                   12/02/2009 Common                      240250  D
Options                                                                          Stock
(Right to
buy)
Stock       $2.4194                                                   01/12/2010 Common                      62000   D
Options                                                                          Stock
(Right to
buy)
Stock       $4.5                                                      07/17/2011 Common                      9500    D
Options                                                                          Stock
(Right to
buy)
Stock       $5.14                                                     01/17/2012 Common                      250000  D
Options                                                                          Stock
(Right to
buy)
Stock       $5.74                                                     11/30/2011 Common                      100000  D
Options                                                                          Stock
(Right to
buy)
Stock       $6.38                                                     03/01/2011 Common                      28500   D
Options                                                                          Stock
(Right to
buy)
Stock       $7.08    01/17/2         A      V  40103       02/17/2003 01/17/2013 Common  40103    $0.0000            D
Options              003                       <F1>                              Stock
(Right to
buy)
Stock       $7.08    01/17/2         A      V  14897       01/17/2006 01/17/2013 Common  14897    $0.0000    55000   D
Options              003                       <F1>                              Stock
(Right to
buy)

Explanation of Responses:

<F1>
Stock options vest according to the following schedule: One forty-eighths (1/48) of the total number of shares subject to this option shall vest monthly after the vesting commencement date until all such shares are exercisable.

SIGNATURE OF REPORTING PERSON
/s/ Paulette M. Wilson

DATE
01/21/2003